SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Richmont Mines Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

76547T106
(CUSIP Number)

Soulef Hadjoudj
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5998
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

1	Name Of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Caisse de dépôt et placement du Québec
-------------------------------------------------------------------------------------------------------------
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
-------------------------------------------------------------------------------------------------------------
3	SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
4	Citizenship or Place of Organization
Montreal (Quebec) Canada
-------------------------------------------------------------------------------------------------------------
5	Sole Voting Power
2,730,000 Common Stock
-------------------------------------------------------------------------------------------------------------
6	Shared Voting Power
-------------------------------------------------------------------------------------------------------------
7	Sole Dispositive Power
2,730,000 Common Stock
-------------------------------------------------------------------------------------------------------------
8	Shared Dispositive Power
-------------------------------------------------------------------------------------------------------------
9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,781,634 Common Stock
-------------------------------------------------------------------------------------------------------------
10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
-------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)
9.6%
-------------------------------------------------------------------------------------------------------------
12	Type of Reporting Person (See Instructions)
OO

1	Name Of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Gestion Sodemex Inc.
-------------------------------------------------------------------------------------------------------------

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
-------------------------------------------------------------------------------------------------------------
3	SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
4	Citizenship or Place of Organization
Montreal (Quebec) Canada
-------------------------------------------------------------------------------------------------------------
5	Sole Voting Power
1,051,634 Common Stock
-------------------------------------------------------------------------------------------------------------
6	Shared Voting Power
-------------------------------------------------------------------------------------------------------------
7	Sole Dispositive Power
1,051,634 Common Stock
-------------------------------------------------------------------------------------------------------------
8	Shared Dispositive Power
-------------------------------------------------------------------------------------------------------------
9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,781,634 Common Stock
-------------------------------------------------------------------------------------------------------------
10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
-------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)
9.6%
-------------------------------------------------------------------------------------------------------------
12	Type of Reporting Person (See Instructions)

CO-----------------------------------------------------------------------------------------------------

1	Name Of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Société de développement des entreprises minières et d’exploration II L.P.
-------------------------------------------------------------------------------------------------------------
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
-------------------------------------------------------------------------------------------------------------
3	SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
4	Citizenship or Place of Organization
Montreal (Quebec) Canada
-------------------------------------------------------------------------------------------------------------
5	Sole Voting Power
1,051,634 Common Stock
-------------------------------------------------------------------------------------------------------------
6	Shared Voting Power
-------------------------------------------------------------------------------------------------------------
7	Sole Dispositive Power
1,051,634 Common Stock
-------------------------------------------------------------------------------------------------------------
8	Shared Dispositive Power
-------------------------------------------------------------------------------------------------------------
9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,781,634 Common Stock
-------------------------------------------------------------------------------------------------------------
10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
-------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)
9.6%
-------------------------------------------------------------------------------------------------------------
12	Type of Reporting Person (See Instructions)

PN-----------------------------------------------------------------------------------------------------

Item 1

(a)	Name of Issuer: Richmont Mines Inc.

(b)	Address of Issuer's Principal Executive Offices: 161, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P6

Item 2

(a)	Name of person filing:
(b)	Address or principal business office or, if none, residence:

Caisse de dépôt et placement du Québec ("Caisse")
1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3

Gestion Sodemex Inc. ("Sodemex")
65, rue Sainte-Anne, 13e étage, Québec, QC, G1R 3X5

Société de développement des entreprises minières et d’exploration II L.P. ("Sodemex II")
65, rue Sainte-Anne, 13e étage, Québec, QC, G1R 3X5

Caisse beneficially owns a 100% interest in the units of Sodrmex II, a limited partnership created under the Laws of the Province of Québec.

Sodemex, a company incorporated pursuant to the Laws of the Province of Québec is the general partner of Sodémex II. Caisse is a majority shareholder of Sodemex.

(c)	Citizenship: Canada

Caisse, Sodemex II and Sodemex have entered into a Joint Filing Agreement, dated February 14, 2014 a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(d)	Title of class of securities: Common stock
(e)	CUSIP No.: 76547T106

Item 3

Not applicable.

Item 4 - Ownership

(a)	Amount Beneficially Owned:

See row 9 to the cover page of each Reporting Person.

(b)	Percent of Class:

See row 11 to the cover page of each Reporting Person

(c)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or direct the vote:
See row 5 to the cover page of each Reporting Person.

(ii)	shared power to vote or direct the vote:
See row 6 to the cover page of each Reporting Person

(iii)	sole power to dispose or to direct the disposition:
See row 7 to the cover page of each Reporting Person

(iv)	shared power to dispose or to direct the disposition:
See row 8 to the cover page of each Reporting Person

Item 5 - Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of  the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8 - Identification and Classification of Members of the Group

Not applicable.

Item 9 - Notice of Dissolution of Group

Not applicable.

Item 10 - Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of the signatory's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

Caisse de dépôt et placement du Québec

s/ Soulef Hadjoudj
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Signature

Soulef Hadjoudj, Legal Counsel
Name / Title

Gestion Sodemex Inc.

s/ Carl Gilbert
-----------------------------------------------------------------------
Signature

Carl Gilbert, Vice -President
Name / Title

Société de développement des entreprises minières et d’exploration II L.P.

s/ Carl Gilbert

-----------------------------------------------------------------------
Signature

Carl Gilbert, Vice -President
Name / Title
Per Gestion Sodemex Inc.
For and on behalf of Société de développement des entreprises minières et d’exploration II L.P.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d−1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Richmont Mines, Inc.. or any subsequent acquisitions or dispositions of equity securities of Richmont Mines, Inc. by any of the undersigned and the Schedule 13G (and any amendment thereto) to which this Agreement is an exhibit is filed on behalf of each of the undersigned.

Dated: February 13, 2014

Caisse de dépôt et placement du Québec

s/ Soulef Hadjoudj
-----------------------------------------------------------------------
Signature

Soulef Hadjoudj, Legal Counsel
Name / Title

Gestion Sodemex Inc.

s/ Carl Gilbert
-----------------------------------------------------------------------
Signature

Carl Gilbert, Vice -President
Name / Title

Société de développement des entreprises minières et d’exploration II L.P.

s/ Carl Gilbert

-----------------------------------------------------------------------
Signature

Carl Gilbert, Vice -President
Name / Title
Per Gestion Sodemex Inc.
For and on behalf of Société de développement des entreprises minières et d’exploration II L.P.